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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ **01/01/11** _____ AND ENDING _____ **12/31/11** _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PORTFOLIO RESOURCES GROUP, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

800 BRICKELL AVENUE - SUITE 903
(No. and Street)

MIAMI   **FLORIDA**   **33131**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  ANTONIO CAMEJO   **(305) 372-0299**
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – if individual, state last, first, middle name)

8211 W. BROWARD BLVD. - SUITE 370   **PLANTATION**   **FLORIDA**   **33324**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __ANTONIO CAMEJO__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PORTFOLIO RESOURCES GROUP, INC.__ _____ , as of _____ __DECEMBER 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__SEE ATTACHED LIST__ _____

_____

_____

_____

A Camejo
Signature

__PRESIDENT__
Title

Sharon L. Vernon
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

PORTFOLIO RESOURCES GROUP, INC.

REPORT

DECEMBER 31, 2011

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

PRG130168	James Brewer Carias and Carmen Elena Sosa Brewer
PRG130133	Inversiones Sosabas
PRG131830	Capital Management Resources
PRG131202	Briceno & Asociados
PRG133302	Welsher Enterprises S.A.
PRG135119	Juan I. Sosa
PRG123579	Juan Ignacio Sosa and Maria Elena Vera
PRG135178	Cristina Elena Sosa
PRG136119	Juan Sosa Vera
PRG134260	Venequip Corp. S.A.
PRG233056	Venequip Agro
PRG233188	Venequip Machine Shop
PRG136123	Capital Management Resources
PRG590940	Investment Resources International, Inc.
PRG590983	Portfolio Resources Advisor Group, Inc.
PRG900044	Jose and Olga Maraver
PRG900117	Antonio and Nora Camejo
PRP137863	Sosabas USA, LLC
PRP138525	Pinto Enterprises, Ltd.

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America..

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

1

The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Plantation, Florida
February 20, 2012

**Finkelstein
Brown
Nemet
& Rothchild, P.A.**

ASSETS

Cash and Cash Equivalent	$ 37,424
Money Market Funds	620,578
Deposit With Clearing Organization	175,000
Commissions Receivable	91,220
Deferred Tax Asset	17,165
Prepaid Expenses	70,287
Computer Equipment (Net of Accumulated Depreciation of $5,129)	8,117
Furniture and Fixtures (Net of Accumulated Depreciation of $44,655)	90,665
Office Equipment (Net of Accumulated Depreciation of $45,478)	19,449
Leasehold Improvement (Net of Accumulated Depreciation of $696)	4,525
	$ 1,134,430

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts Payable and Accrued Expenses	$ 318,047
Commissions Payable	119,993
Deferred Income Taxes Payable	13,213
Capital Leases Payable	7,790
Shareholder Loan	100,000
	559,043

COMMITMENTS AND CONTINGENCIES (SEE NOTE 2)

STOCKHOLDERS' EQUITY:

Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding	$ 82,025	
Paid-In Capital	258,350	
Treasury Stock - At Cost 8,925 Shares	(26,247)	
Retained Earnings	261,259	575,387
		$ 1,134,430

See Accompanying Notes

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
SHAREHOLDERS' EQUITY JANUARY 1, 2011	$ 82,025	$ 258,350	$ (26,247)	$ 280,920	$ 595,048
INCOME	-	-	-	(19,661)	(19,661)
SHAREHOLDERS' EQUITY DECEMBER 31, 2011	$ 82,025	$ 258,350	$ (26,247)	$ 261,259	$ 575,387

REVENUES:		
Principal Transactions		$ 449,060
Commission Income		1,413,841
Service Fee Income		697,185
		2,560,086
OPERATING EXPENSES		2,567,610
LOSS FROM OPERATIONS		(7,524)
OTHER INCOME (EXPENSES):		
Interest Income	$ 3,573	
Loss on Disposal of Fixed Assets	(6,300)	(2,727)
LOSS BEFORE PROVISION FOR INCOME TAX		(10,251)
PROVISION FOR INCOME TAX:		
Current	$ (3,967)	
Deferred	13,377	9,410
LOSS		$ (19,661)

PORTFOLIO RESOURCES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Loss		$ (19,661)
Adjustments to Reconcile Net Income to Net		
Cash Provided By Operating Activities:		
Loss on Disposal of Assets		6,300
Depreciation		25,630
Adjustments to Reconcile Income to Net Cash		
Provided By Operating Activities:		
Increase in Accounts Payable		35,803
Decrease in Commissions Receivable From Broker		34,536
Decrease in Prepaid Expense		4,630
Increase in Commissions Payable		363
Increase in Deferred Tax Liability		1,825
Decrease in Deferred Tax Asset		11,552
Increase in Deposit With Clearing		(100,000)
Net Cash Used by Operating Activities		978
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of Equipment		(2,751)
Net Cash Used by Investing Activities		(2,751)
CASH FLOW FROM FINANCING ACTIVITIES:		
Loan From Shareholder	$ 100,000	
Principal Payment on Capital Lease Obligation	(17,870)	82,130
Net Cash Used By Financing Activities		82,130
INCREASE IN CASH		80,357
CASH BALANCE - JANUARY 1, 2011		577,645
CASH BALANCE - DECEMBER 31, 2011		$ 658,002
CASH PAID DURING YEAR FOR:		
Interest		$ 3,573

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash.

NON-CASH TRANSACTIONS:

Fully depreciated equipment was disposed of in 2011. Total was $45,591.

See Accompanying Notes

6

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES:

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2011 the Company's Net Capital was $271,171 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 206.15%. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUNDS:

These consists of a money market account held by the Company's carrying broker. This account is shown at its market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line Depreciation expense, for financial statement purposes, as of December 31, 2011 was $25,751.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 24, 2012, the date the financial statements were available to be issued.

NOTE 2   COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with National Financial Services, LLC, a wholly owned and fully guaranteed subsidiary of Fidelity Investments company.   The Company instructs all customers to transmit funds and securities to such clearing broker/dealer.   In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.   The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

The Company had an arrangement with Investment Resources International, Inc., an affiliated company, to pay 1% of Human Resources Services and 70% of the cost of staff expenses.

The Company entered into a commitment with Pershing, LLC in July 2011 to convert the clearing of all transactions with and for customers on a fully disclosed basis.   The conversion is scheduled to be completed by March 2, 2012. Currently the Company has a $100,000 deposit with Pershing, LLC (FINRA member).

NOTE 3   RELATED PARTY TRANSACTIONS:

EXPENSES:

Included in operating expenses is $579,573 for staff expenses and Human Resources Services paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership.

NOTE 4   CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela and Israel.

NOTE 5   INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation. The temporary differences that gives rise to the deferred tax asset is a net operating loss of $70,630. The net operating loss is to be carried forward until 2030.

NOTE 5   INCOME TAXES (CONTINUED):

The components of taxes on income as of December 31, 2011 are as follows:

Current Tax Benefit:

Federal	$ (6,930)
State	2,963
	$ (3,967)

Deferred Tax Expenses:

Federal	$ 15,351
State	(1,974)
	$ 13,377

Provision for Income Tax	$ 9,410

NOTE 6   CAPITAL LEASES:

The Company entered into a capital lease for office equipment and furniture. The lease began in December 2009 and required the following:

December 2009 thirty six equal monthly payments of $721

Future minimum lease payments required under the leases for the year ended December 31, are as follows:

2012	$ 7,931
Total approximate minimum lease payments	7,931
Less approximate amount representing interest	141
Present value of minimum lease payments and current portion	$ 7,790

The following is an analysis of leased assets included in property and equipment at December 31, 2011:

	Cost	Accumulated Depreciation	Net
Office Furniture	$ 15,320	$ 6,018	$ 9,302

NOTE 7   OPERATING LEASE:

The Company entered into an eight year operating lease on February 2006 for office space expiring in 2014. The Company occupied the space as of August 18, 2006. The company amended the lease agreement to include additional office space on December 2011 expiring January 2017. The monthly payment is $10,507.00 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, are as follows:

2012	117,840
2013	121,950
2014	126,202
2015	129,988
2016	133,887

For 2011 rent expense amounted to $97,857.

The Company entered into a five year operating lease on November 2011 for a copier expiring December 2016. The monthly payment is $363 which represents base rent and sales tax. The future minimum lease payments due under the lease for the year ending December 31, are as follows:

2012 through 2016 $4,356

As part of the operating lease for office space the landlord requires a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank having a current balance of $32,038 and included in Statement of Financial Condition Cash and Cash Equivalent.

NOTE 8   CASH AND CASH EQUIVALENT:

Included in money market funds is $247,198 which is restricted deposits of broker's guarantee account. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000, although risk evaluations and deposits may vary by broker, as escrow to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

SUPPLEMENTARY INFORMATION

CREDITS:
Shareholders' Equity $ 575,387

DEBITS:
Prepaid Expenses   70,287
Property, Plant & Equipment   122,756
Deferred Tax Asset   17,165
Intercredit C.D.   32,038
Brokers Receivables   48,558
Accounts Receivable   1,000

                                                                               291,804

    NET CAPITAL BEFORE HAIRCUTS ON
      SECURITIES POSITION   283,583

Haircuts on Securities Position:
  Money Market Fund $ 7,468
  Brokers Guarantee   4,944   12,412

    NET CAPITAL   271,171

MINIMUM NET CAPITAL REQUIREMENT:
6 2/3% of Aggregate Indebtedness
  of $559,043 or $100,000, whichever
  is greater   100,000

    EXCESS NET CAPITAL $ 171,171

RATIO OF AGGREGATE INDEBTEDNESS
  TO NET CAPITAL   206.15%

SCHEDULE OF AGGREGATE INDEBTEDNESS:
  Accounts Payable & Accrued Expenses   318,047
  Commissions Payable   119,993
  Deferred Income Tax Payable   13,213
  Capital Leases Payable   7,790
  Shareholder Loan   100,000
                                                                            $ 559,043

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, NFS, LLC -
Fidelity Investment Company, on a fully-disclosed basis.

See Accompanying Accountants' Report

11

PORTFOLIO RESOURCES GROUP, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2011

NET CAPITAL PER COMPUTATION $ 271,171

Adjustments:
Haircut on Money Market Account   100
Leases Payable   (1,144)
Deferred Income Taxes   1,825
Accrued Expenses   5,986

NET CAPITAL PER COMPUTATION INCLUDED
IN THE COMPANY'S UNAUDITED FORM
X-17A-5 PART IIA FILING $ 277,938

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2011 or at any time during the year then ended.

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group, Inc., as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

13

To the Board of Directors
Portfolio Resources Group, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, records, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

Finkelstein
Brown
Nemet
& Rothchild, P.A.

14

To the Board of Directors
Portfolio Resources Group, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 20, 2012

Finkelstein
‖**Brown**
‖ **Nemet**
‖ **& Rothchild, P.A.**

15

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES

To the Board of Directors
Portfolio Resources Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Portfolio Resources Group, Inc. and the Securities and Exchange Commission, Financial Industry Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Resources Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Resources Group, Inc,'s management is responsible for the Portfolio Resources Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in general ledger noting no differences.

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with working trial balances used as working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and supporting the adjustments noting no differences.

16

To the Board of Directors
Portfolio Resources Group, Inc.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 20, 2012

Finkelstein
Brown
Nemet
& Rothchild, P.A.